Exhibit 26(d)(10)

                    Enhanced Dollar Cost Averaging Amendment



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                    ENHANCED DOLLAR COST AVERAGING AMENDMENT

This amendment is part of the policy to which it is attached. Except as stated in this amendment, it is subject to all of the provisions contained in the policy.


THE FOLLOWING IS ADDED TO THE GUARANTEED INTEREST ACCOUNT PROVISION:

Under the Enhanced Dollar Cost Averaging Program (Enhanced DCA Program), We will credit additional interest on the balance of the first premium payment, including any 1035 exchange proceeds, remaining in the Guaranteed Interest Account (GIA) provided it is allocated to the GIA for monthly transfer under the Systematic Transfer Program (DCA Program). The rate at which we pay additional interest under the Enhanced DCA Program will be guaranteed for a period commencing with the termination of the Right To Cancel period and ending at the completion of the first Policy Year. The Systematic Transfer Program period chosen must not exceed 12 months from the end of the Right To Cancel period.

When the Enhanced DCA Program is in effect, the amount you allocate to this program, less any applicable premium deductions, will be allocated to a money market subaccount until the termination of the Right To Cancel period. Upon termination of the Right To Cancel period, the amount You allocated to the Enhanced DCA Program, net of any Policy Charges and money market subaccount returns, will be transferred to the GIA and We will begin crediting additional interest on the balance under the Enhanced DCA Program.

The initial transfer under the Enhanced DCA Program will occur automatically on the Monthly Calculation Day that coincides with or immediately follows the termination of the Right To Cancel period.

If You terminate the Enhanced DCA Program while there is an existing balance, the amount remaining under the Enhanced DCA Program will be allocated according to your most recent subaccount allocation schedule.

We reserve the right to limit the amount allocated to the Enhanced DCA Program to $250,000.

                         Phoenix Life Insurance Company

                               [/s/ Dona D. Young]

                [Chairman, President and Chief Executive Officer]


VR74